
15048167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 2 2015
PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richfield Orion International, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Oakwood Park Plaza, Suite 200
(No. and Street)

Castle Rock (City) CO (State) 80104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Brett Stuart 720-240-8055
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name if individual, state last, first, middle name)

15565 Northland Dr., Suite 508, (Address) West Southfield, (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Brett Stuart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richfield Orion International, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CHERYL A. FOSDICK
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19894011638
MY COMMISSION EXPIRES OCTOBER 31, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richfield Orion International, Inc.
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Richfield Orion International, Inc.
5353 North Union Street
Colorado Springs , CO 80918

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Richfield Orion International, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Richfield Orion International, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richfield Orion International, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Richfield Orion International, Inc. financial statements. The Net Capital Computation is the responsibility of Richfield Orion International, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Richfield Orion International, Inc.

Balance Sheet

As of December 31, 2014

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 27,798.10
Commissions Receivable	7,527.29
Accounts Receivable	3,842.45
Prepaid Expenses	244.68
Total Current Assets	**39,412.52**
PROPERTY AND EQUIPMENT	
TOTAL ASSETS	**$ 39,412.52**

Richfield Orion International, Inc.

Balance Sheet

As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 2,402.44
Commissions Payable	7,295.90
Total Current Liabilities	**9,698.34**
LONG-TERM LIABILITIES	-
TOTAL LIABILITIES	**$ 9,698.34**
STOCKHOLDER'S EQUITY	
Capital Stock, no par value, 100,000 share authorized, 1,000 shares issued and outstanding	52,589.00
Retained Earnings	(22,874.82)
Total Stockholders' Equity	29,714.18
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 39,412.52**

Richfield Orion International, Inc.
Statement of Income

12 Months Ended December 31, 2014

Revenues	
Commissions Earned	$ 296,556.51
Other Income	$ 144,686.00
Program Fees	84,595.00
Total Revenues	525,837.51
Operating Expenses	
Employee compensation and benefits	342,428.55
Ticket and Trade Fees	22,664.84
Communications and data processing	10,154.83
Occupancy	14,419.86
Other Expenses	57,097.91
Total Operating Expenses	446,765.99
Operating Income (Loss)	79,071.52
Other Income	
Interest income	0.95
Total Other Income (Loss)	0.95
Net Income (Loss)	$ 79,072.47

Richfield Orion International, Inc.

Statement of Retained Earnings

12 Months Ended December 31, 2014

Beginning of Period	$	(18,947.29)
Plus: Net Income		79,072.47
Less: Distributions		(83,000.00)
Retained Earnings		
End of Period	$	(22,874.82)

Richfield Orion International, Inc.
Statement of Cash Flows
12 Months Ended December 31, 2014

	2014
Cash Flows From Operating Activities	
Net income (Loss)	**79,072.47**
Adjustments to reconciled Net Income	0.30
(Loss) to net Cash provided by (used in) operating activies:	
Decrease (Increase) in Operating Assets:	
Accounts Receivable	14,553.60
Other	2,970.67
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(10,742.78)
Accrued Liabilities	(4,301.88)
Total Adjustments	2,479.91
Net Cash Provided By (Used in) Operating Activities	**81,552.38**
Cash Flows From Investing Activities	
Proceeeds from Sale of Fixed Assets	-
Net Cash Provided By (Used In) Investing Activities	-
Cash Flows From Financing Activities	
Notes Payable Borrowings	
Notes Payable Repayments	
Distributions	(83,000.00)
Proceeds from Sale of Stock	-
Treasury Stock	-
Net Cash Provided By (Used in) Financing Activities	**(83,000.00)**
Net Increase (Decrease) in Cash and Cash Equivalents	(1,447.62)
Cash and Cash Equivalents at Beginning of Period	**29,245.72**
Cash and Cash Equivalents at End of Period	**27,798.10**

Richfield Orion International, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	-	$ -	1,000.00	$ 52,589	$ (18,947)	$ 33,642
Net Income	-	-	-		79,072	79,072
Capital Transactions	-	-	-		(83,000)	(83,000)
Prior Period Adjustments	-	-	-		-	-
Balance at December 31, 2014	-	$ -	1,000.00	$ 52,589	$ (22,875)	$ 29,714

The footnotes are an integral part of the financial statements.

RICHFIELD ORION INTERNATIONAL
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Richfield Orion International, Inc. (the Company) was incorporated in the State of Colorado effective September 1, 1998. The Company has adopted a calendar year end.

Description of Business

The Company, located in Colorado Spring, CO is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and the Municipal Securities Rule Making Board. The Company operates under SEC Rule 15c3-3(k)(ii), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation havc been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revcnue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Security and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS reported under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have nay possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company shared an office with a related party, Richfield Orion Insurance Agency, Inc. (ROIA). ROIA pays for rent and expenses for their portion of the office. The rent and expenses paid under this arrangement was $4,400.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G – ADVERTISING

The advertising expense for the year was $210.90, the entire amount was expensed as incurred.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 27, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Richfield Orion International, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$29,714.18
Nonallowable assets:		
Other Assets	4,087.13	
Fixed Assets	0.00	
Commissions receivable	2,546.25	(6,633.38)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$ 23,080.08

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 647.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5000.00
Excess net capital	$ 18,080.08

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,698.00
Percentage of aggregate indebtedless to net capital	42.02%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 18,081.00
Adjustments:	
Change in Equity (Adjustments)	(0.92)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	$ 18,081.00
Rcconciled Difference	$ 0.00

See accountant's audit report

Richfield Orion International, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Raymond James.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	-

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Richfield Orion International, Inc.
5353 North Union Street
Suite G-1
Colorado Springs, CO 80918

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Richfield Orion International, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Richfield Orion International, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Richfield Orion International, Inc. stated that Richfield Orion International, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Richfield Orion International, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richfield Orion International, Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA


ROI
YOUR RETURN ON INTEGRITY
Richfield Orion International, Incorporated
A FINRA registered Broker Dealer, Member SIPC
1 Oakwood Park Plaza, Suite 120
Castle Rock, CO 80104

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Richfield Orion International, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Richfield Orion International, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Richfield Orion International, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

J. Brett Stuart, the president of Richfield Orion International, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

J. Brett Stuart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Richfield Orion International, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (720) 240-8055

Very truly yours,



J. Brett Stuart
President
Richfield Orion International, Inc.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Richfield Orion International, Inc.
5353 North Union Street
Suite G-1
Colorado Springs, CO 80918

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31 , 2014, which were agreed to by Richfield Orion International, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Richfield Orion International, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Richfield Orion International, Inc.'s management is responsible for Richfield Orion International, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $489.00..

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Richfield Orion International, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 16, 2015